UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 44664

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACVEST ASSOCIATES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 TRIPP ROAD
(No. and Street)

WOODSTOCK (CITY) CT (state) 06291 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT MANN 800-397-0722
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, Robert Mann swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacvest associates, Inc , as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sandra L. Malboeuf
NOTARY PUBLIC
My Commission Expires Nov. 30, 2004

Signature

President
Title

Sandra L. Malboeuf 02-25-03
Notary Public

This report** contains (check all applicable boxes):

- **X** (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- (m)A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECTION 17A-5

To the Board of Directors
Pacvest Associates, Inc.

I have examined the financial statements of Pacvest Associates, Inc. for the year ended December 31, 2002 and have issued my report thereon dated February 17, 2003. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control, which includes the procedures for safeguarding securities, to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the. Company in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c-13 or (ii) in Section 4(c) of regulation T of the board of governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected'benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the objectives of the SEC described in rule 17a-5(g). The objectives of a system of practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the. preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitation in any system of internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Pacvest Associates, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the SEC Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequate for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the commission's objectives. In addition, no facts came to my attention that would indicate that conditions of the exemption for rule 15c-3-3 had not been complied with during the period.

This report is intended solely for the use of management and the SEC and should not be used for any other purpose.

February 17, 2003

Harvey Karll CPA, P.C.

Harvey Karll CPA, P.C.

Pacvest Associates, Inc.

Audited Financial Statements

The Year Ended December 31, 2002

CONTENTS
INDEX
*****
****
**
*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

February 20, 2003

Pacvest Associates, Inc.
17 Tripp Road
Woodstock, CT 06281

To the Stockholders:

I have audited the accompanying Balance Sheet of Pacvest Associates, Inc. as of December 31, 2002, and the related Statements of Income for the year ended December 31, 2002. Retained Earnings, Stockholder's Equity and Cash Flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform my audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacvest Associates, Inc. as of December 31, 2002 and the results of its operations and cash flows for the year ended December 31, 2002, in conformity with generally accepted accounting principles.

Harvey Karll CPA P.C.

Pacvest Associates, Inc
Balance Sheet
December 31, 2002

Assets

Current Assets		
Cash in Bank - CT	$ 7,357.71	
Trading Account	3,200.00	
Money Markets	15,725.96	
Commissions Receivable	55,829.81	
Deferred Taxes	2,082.27	
Interest Receivable	2,835.62	
Prepaid FIT	1,000.00	
Total Current Assets		**$ 88,031.37**
Fixed Assets		
Total Fixed Assets		**0.00**
Other Assets		
Total Other Assets		**0.00**
Total Assets		**$ 88,031.37**

See Accountant's Audit Report

Pacvest Associates, Inc
Balance Sheet
December 31, 2002

Liabilities & Equity

Liabilities

Current Liabilities		
Commissions Payable	$ 1,852.78	
Accrued Expenses	2,852.17	
Accrued Salaries	23,786.10	
Total Current Liab.		**$ 28,491.05**
Long Term Liabilities		
Total Long Term Liab.		**0.00**
Total Liabilities		**28,491.05**
Equity		
Common Stock	12,228.20	
Retained Earnings	33,864.41	
Current Earnings	13,447.71	
Total Equity		**59,540.32**
Total Liabilities & Equity		**$ 88,031.37**

See Accountant's Audit Report

Pacvest Associates, Inc
Statement of Income
Twelve Months Ended December 31, 2002

	Year To Date	%
Income		
Commissions Income	$ 499,252.84	100.0
Total Income	**499,252.84**	**100.0**
Cost of Sales		
Total Cost of Sales	**0.00**	**0.0**
Gross Profit	**499,252.84**	**100.0**
General & Administrative Exp.		
(See Schedule A)	470,921.05	94.3
Net Income/(Loss) From Operations	**28,331.79**	**5.7**
Other Income		
Interest Income	5,365.92	1.1
Realized Losses- Trading	(20,000.00)	-4.0
Total Other Income	**(14,634.08)**	**-2.9**
Net Income/(Loss) Before Taxes	**13,697.71**	**2.7**
Provision for Income Taxes		
Provision for SIT	250.00	0.1
Total Provision for Income Taxes	**250.00**	**0.1**
Net Income/(Loss)	**$ 13,447.71**	**2.7**

See Accountant's Audit Report

Pacvest Associates, Inc
Statement of Income
Twelve Months Ended December 31, 2002

General & Administrative Exp.
(Schedule A)

		Year To Date	%
Salaries - Officers	$	57,400.00	11.5
Advertising		4,067.70	0.8
Brokerage Fees		249.10	0.0
Commissions Expense		78,950.93	15.8
La Salle St. Securities		83,984.28	16.8
Error Expense		12,823.55	2.6
Licensing & Registration		15,470.55	3.1
Legal		12,288.31	2.5
Management Fees		189,111.08	37.9
Office Expenses		177.54	0.0
Outside Services		2,012.91	0.4
Rent		9,000.00	1.8
Taxes Payroll		5,385.10	1.1
Total G & A Expense	**$**	**470,921.05**	**94.3**

See Accountant's Audit Report

Pacvest Associates, Inc

Statement of Cash Flows

Twelve Months Ended December 31, 2002

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 13,447.71	
Adjustments		
Add:		
Deferred Taxes	1,097.00	
Accrued Expenses	2,852.17	
Accrued Salaries	23,786.10	
Less:		
Commissions Receivable	(2,056.16)	
Interest Receivable	(2,835.62)	
Prepaid FIT	(1,000.00)	
Commissions Payable	(8,457.48)	
Management Fees Payable	(43,463.59)	
Cash from Operations		**(16,629.87)**
Cash Flows - Invested		
Investing Cash Flows		**0.00**
Cash Flows - Financing		
Retained Earnings	1,000.00	
Financing Cash Flows		**1,000.00**
Cash Increase (Decrease)		**(15,629.87)**
Cash - Beginning of Year		
Cash in Bank - CT	3,014.19	
Trading Account	23,300.00	
Money Markets	15,599.35	
Total Beginning of Year		**41,913.54**
Cash on Statement Date		**$ 26,283.67**

Pacvest Associates, Inc.
Statement of Retained Earnings
December 31, 2002

Beginning Retained Earnings	$ 32,864.41
Prior Year FIT Refund	1,000.00
Net Income (Loss)	13,447.71
Ending Retained Earnings	$ 47,312.12

(See Accountant's Audit Report)

Pacvest Associates, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2002

Beginning Balance	$	12,228.20

Ending Balance	$	12,228.20

(See Accountant's Audit Report)

Pacvest Associates, Inc.
Notes to Financial Statements
December 31, 2002

1. Nature of Business

The Corporation is a Broker/Dealer selling securities, mutual funds, and insurance.

2. Summary of Significant Accounting Policies

Basis of Accounting - the Corporation's books are on the accrual basis and the corporate tax returns are on the cash basis.

Trading Account - Securities held by the Corporation are valued under the mark to market method.

3. Net Capital

Pursuant to the net capital provisions of Rule 1563-1 of the Securities Exchange Act of 1934, the Corporation is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002 the Corporation has net capital and net capital requirements of approximately $ 50,108 and $ 5,000 respectively. The Corporation's net capital ratio was 47.85%. The Corporation had excess net capital of $45,108.

4. Income Taxes

The Corporation has elected the cash basis method of accounting for income tax purposes.

As a result of the differences in accounting methods for financial statement and income tax purposes, there are timing differences in the accrual of the tax and the payment of the tax which result in deferred income taxes.

5. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

6. Loss Contingencies

The company is a defendant with others in eight lawsuits, of which two have been settled. The company believes, however, that any liability it may incur, with the remaining six lawsuits, would not have a material adverse effect on its financial condition or its results of operations.

(See Accountant's Audit Report)

Pacvest Associates, Inc.
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2002

Unaudited Net Capital	$ 50,109
Year End Accruals	(1)
Audited Net Capital	$ 50,108

(See Accountant's Audit Report)

Pacvest Associates, Inc.
Statement of Net Capital
December 31,2002

Net Worth		$ 59,540
Less: Haircuts	314	
Non Allowable Assets	9118	9,432
Net Capital (ANC)		$ 50,108
Aggregate Indebtedness (AI)		$ 28,491
AI/ANC		47.85% to 1.00
Required Capital		5,000
Excess Capital		$ 45,108

(See Accountant's Audit Report)